

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

Glyn Edwards
Chief Executive Officer
Summit Therapeutics plc
136a Eastern Avenue
Milton Park, Abingdon
Oxfordshire OX14 4SB
United Kingdom

> **Re: Summit Therapeutics plc**
> **Registration Statement on Form F-3**
> **Filed May 15, 2018**
> **File No. 333-224938**

Dear Mr. Edwards:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brian A. Johnson, Esq.